Subject: SideChannel Cashless Warrant Exchange Offer
Date: Sunday, August 20, 2023 at 8:57:31 PM Pacific Daylight Time
From: Ryan Polk
To: Warrant Holder

Hello. I am Ryan Polk, the Chief Financial Officer of SideChannel. Our records indicate that you received [TK1] warrants as part of your participation in the 2021 Private Placement executed by the Paulson Investment Company on behalf of Cipherloc Corporation.

On July 1, 2022, Cipherloc Corporation completed a reverse merger with SideChannel, Inc. Among other actions, the company name was changed to SideChannel, the trading symbol changed to "SDCH", and Brian Haugli became the Chief Executive Officer of the combined entity.

SideChannel is pursuing these objectives:

- Acquisitions
- Organic growth

Further, the company is considering an uplist on a national stock exchange.

Successfully executing one or more of these objectives may require the issuance of equity. The warrants issued in the 2021 Private Placement contain anti-dilution clauses that impede the company's ability to effectively engage the capital markets in support of these objectives. As such, the company believes the warrants are inhibiting its ability to grow and create value.

To remove this roadblock, we are offering the warrant holders such as yourself a cashless exchange of 6 warrants for 1 share of common stock. As part of this exchange, you will receive [TK2] shares of common stock.

The attachment, "Form TO Dated August 21, 2023" contains the "OFFER TO EXCHANGE COMMON STOCK FOR CERTAIN OUTSTANDING WARRANTS OF SIDECHANNEL, INC." which details the terms of the exchange. We encourage you to thoroughly review this document with your financial advisor or Paulson broker.

We also want to give you an opportunity to speak with us about this exchange. We are holding two webinars. Click on the links below to register your attendance and receive the conference call details.

- Thursday, August 24 @ 4:00 pm EDT
- Wednesday, August 30, @ 4:00 pm EDT

The instructions for how to complete the Letter of Transmittal are included as a separate attachment to this email. On Thursday, August 24, at the conclusion of our first webinar, we will send you a Letter of Transmittal through DocuSign for you to review and execute if you choose to participate in this cashless warrant exchange offer.

Please note:

- This offer is for all or none of the warrants included in this offer and is subject to the condition that all the warrants included in this offer must be tendered for the offer to close, which SideChannel may waive.
- If you tender Warrants pursuant to the offer, you will receive legended shares and you will generally be entitled to "tack" your holding period of the Warrants so tendered for purposes of Rule 144 under the Securities Act.
- The shares will be issued to you in book form through our transfer agent, Computershare.

Thank you for your attention to this matter and we look forward to working with you on this cashless exchange of your [TK1] warrants for [TK2] shares of SideChannel common stock.

Regards,

Ryan Polk